UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Section 13(a) -16 or 15(d) – 16

Of the Securities Exchange Act of 1934

For the month of October 2020

000-23697

(Commission file number)

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EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

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3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ErosSTX Global Corporation (the “Company” or “ErosSTX”) filed today with the SEC a transition report on Form 20-F (the “Form 20-F”) following the July 2020 completion of the merger (the “Merger”) between Eros International Plc and STX Filmworks, Inc. (“STX”). In compliance with applicable rules and guidance, the Company disclosed in the Form 20-F audited US GAAP financial statements for the 6-months ending March 31, 2020 and unaudited comparable period ending March 31, 2019, as well as audited US GAAP financial statements for the 12-month period ending September 30, 2019, with two comparable annual periods, in each case for the legacy STX Filmworks, Inc. (“legacy STX”) prior to the Merger.

To address investor inquiries, the Company is providing certain clarifying information with respect to these legacy STX financial statements. As reported in the Form 20-F, STX recorded negative operating results in the periods prior to the Merger, reflecting its investment in content production and its growing content library. Under US GAAP, legacy STX was required to expense in the income statement marketing and distribution costs upon release but amortize production expenses to match the first cycle revenue window for each film. Accordingly, like other film studios that report in US GAAP, legacy STX recorded greater expenses relative to projected future revenue as it was ramping its production and distribution. As disclosed in the Form 20-F, certain of the primary operating results of legacy STX generally improved in the most recent periods prior to the Merger as the content library scaled. The Company believes STX is now at a point of realizing the sustainable benefits of a well-established film library, while continuing to invest in long-lived content ownership and revenue growth. As such, the Company’s previously disclosed guidance reflects expected ongoing improvement in these operating results.

In connection with the filing of the legacy STX financial statements, the Company is clarifying that the financial guidance issued by the Company on July 30, 2020 following completion of the Merger, including approximately $1.0 billion in revenue for calendar 2022 (ending December 31, 2022), assuming a normalization of the global economy and media landscape by the end of 2020, and a long-term EBITDA margin[1] of 20% to 25%, is not affected by such legacy financial statements. This includes an expectation for fiscal 2022 (ending March 31, 2022) of revenue of approximately $800 million, which is consistent with the previous forecast of $1.0 billion in calendar 2022, and a high single-digit EBITDA margin, which is consistent with the long-term outlook of 20% to 25% and due to the same factors as are expected to drive revenue growth.

To further help investors understand its previously issued outlook, the Company expects revenue growth of at least 20% for fiscal 2023 (ending March 31, 2023) versus fiscal 2022 to over $1.0 billion, and that over 50% of fiscal 2023 revenue will be derived from digital content distribution and platforms. This growth is expected to be driven by expanding the Company’s digital businesses through Eros Now subscriber and revenue per subscriber growth and increasing distribution and licensing of ErosSTX film and television content to global digital platforms, including Amazon, Apple, Netflix and Walmart. The Company expects fiscal 2023 operating cash flow will be approximately $100 million, as incremental EBITDA margin and cash conversion will meaningfully increase as revenue increases.

[1]        EBITDA margin is a financial measure calculated other than in accordance with US GAAP. The Company believes that this measure provides useful information to investors and others in understanding and evaluating its consolidated results of operations in the same manner as they help our management. However, the Company’s presentation of EBITDA and free cash flow may not be comparable to similarly titled measures presented by other companies. The use of these non-GAAP measures has limitations as an analytical tool, and they should not be considered in isolation from, or as substitute for analysis of, results of operations or financial condition as reported under GAAP. The Company defines EBITDA margin as EBITDA as a percentage of revenue. The Company defines EBITDA as net loss, excluding income tax provision, interest expense, interest income, and depreciation and amortization. For more information on this non-GAAP measure, please refer to the Company’s Form 20-F.

As previously disclosed on July 30, 2020 following completion of the Merger, the Company had net debt of approximately $254 million with total cash on hand of approximately $144 million on a pro forma basis. The Company expects net debt at the end of fiscal 2021 (ending March 31, 2021) to be approximately $325 million, based on forecasted net operating cash flows, planned debt-pay down and recapitalization of debt balances.

Additionally, the Company’s expectation, provided at the time of the Merger close, for $50 million in cash merger synergies by the end of fiscal 2022 on a run-rate basis, is also unaffected by the legacy STX financial statements.

Cautionary Statement Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; our ability to achieve the desired growth rate of Eros Now, our digital over-the-top (“OTT”) entertainment service; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of our films; our ability to predict the popularity of our films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits to which we are a party in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding our business practices, accounting practices and/or officers and directors; our dependence on the Indian box office success of our Hindi and high budget Tamil and Telugu films; our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit our film content; our ability to mitigate risks relating to distribution and collection in international markets; fluctuation in the value of the Indian rupee against foreign currencies; our ability to compete in the Indian film industry; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers; our ability to successfully respond to technological changes; regulatory changes in the Indian film industry and our ability to respond to them; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures in the U.S., India and elsewhere, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of closing the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; uncertainty as to the effects of the consummation of the Merger and related transactions on the market price of the Eros A Ordinary Shares and/or our financial performance; and uncertainty as to the long-term value of the combined company’s ordinary shares.

The forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. Should one or more of these risks or uncertainties materialize or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this communication speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EROS STX GLOBAL CORPORATION

By: /s/ Andrew Warren
Date: October 30, 2020	Name: Andrew Warren
Title: Chief Financial Officer